      As filed with the Securities and Exchange Commission on July 6, 1999
                                                 Registration No. 333-80155

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              IBS INTERACTIVE, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                        13-3817344
 (State or other jurisdiction            (I.R.S. Employer Identification Number)
 of incorporation or organization)

                          2 RIDGEDALE AVENUE, SUITE 350
                         CEDAR KNOLLS, NEW JERSEY 07927
                                 (973) 285-2600
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            NICHOLAS R. LOGLISCI, JR.
                      President and Chief Executive Officer
                              IBS INTERACTIVE, INC.
                          2 Ridgedale Avenue, Suite 350
                             Cedar Knolls, NJ 07927
                                 (973) 285-2600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                  Please send a copy of all communications to:

                              JOHN T. CAPETTA, ESQ.
                            Kelley Drye & Warren LLP
                               Two Stamford Plaza
                              281 Tresser Boulevard
                           Stamford, Connecticut 06901
                                 (203) 324-1400

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]____________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                    SUBJECT TO COMPLETION, DATED JULY 6, 1999


                                   PROSPECTUS

                              IBS INTERACTIVE, INC.

                                 202,440 SHARES

                                  COMMON STOCK

         This prospectus relates to 202,440 shares of IBS Interactive, Inc. common stock that may be offered for sale by certain of our stockholders and other parties and will not be underwritten. The shares being registered under this prospectus for the selling stockholders consist of (1) a total of 48,872 shares in connection with the exercise of certain warrants issued to several private investors in a private placement transaction on October 31, 1997, (2) 25,000 shares of common stock issuable upon the exercise of certain warrants issued to EBI Securities Corporation as fees payable in connection with mergers and acquisitions consulting services performed by EBI Securities Corporation on behalf of IBS, (3) 25,000 shares of common stock issuable upon the exercise of certain warrants assigned to The J.B. Sutton Group, LLC by EBI Securities Corporation, which warrants had been issued to EBI Securities Corporation as fees payable in connection with mergers and acquisitions consulting services performed by EBI Securities Corporation on behalf of IBS, and (4)103,568 shares of common stock underlying warrants to purchase common stock sold by IBS to Whale Securities Co., LP, the underwriter of IBS' initial public offering of its common stock.

         The selling stockholders may sell their shares from time to time on the Nasdaq SmallCap Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. We will not receive any proceeds from the sale of these shares. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. We will pay the costs relating to the registration of these shares. See "Plan of Distribution."

         We have prepared this prospectus so future sales of common stock by the selling stockholders will not be restricted under the Securities Act. The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be an "Underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

         Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "IBSX." On July 2, 1999, the last reported sale price of our common stock was $23.75 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING THESE SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  July __, 1999

                                TABLE OF CONTENTS

                                                                            PAGE

Where You Can Find More Information....................................      3

Information Incorporated by Reference..................................      3

Our Business...........................................................      5

Risk Factors...........................................................      7

Indemnification of Officers and Directors..............................     17

Use of Proceeds........................................................     17

Selling Stockholders...................................................     17

Plan of Distribution...................................................     18

Legal Matters..........................................................     19

Experts................................................................     19





         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION TO BUY SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OR OF ANY SALE OF COMMON STOCK. IN THIS PROSPECTUS, "IBS," "WE," "US" AND "OUR" REFER TO IBS INTERACTIVE, INC. AND ITS SUBSIDIARIES.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act, file reports, proxy statements and other information with the SEC. This filed material can be read and copied at regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains our reports, proxy and information statements and other information about us and other companies that file electronically with the SEC.

         This prospectus constitutes a part of a registration statement on Form S-3 filed by IBS with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to IBS and the shares of common stock offered hereby, reference is made to the registration statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

o    Our Annual Report on Form 10-KSB for the year ended December 31, 1998.

o    Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999.

o    Our Current Report on Form 8-K/A filed on December 9, 1998.

o    Our Current Report on Form 8-K/A filed on February 26, 1999.

o    Our Current Report on Form 8-K filed on April 15, 1999.

o    Our Current Report on Form 8-K/A filed on June 2, 1999.

o    Our Current Report on Form 8-K filed on June 7, 1999.

o Our Proxy Statement relating to the Annual Meeting of Stockholders held on June 4, 1999, filed on April 30, 1999.

o The description of our common stock set forth in our Registration Statement on Form 8-A/A filed with the SEC on April 30, 1998, including any amendment thereto or report filed for the purpose of updating such description.

         You can request a copy of any or all of the documents incorporated by reference, other than exhibits to the documents, by writing or telephoning us at the following address: IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, New Jersey 07927, telephone: (973) 285-2600, attention Howard B. Johnson, Chief Financial Officer.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         STATEMENTS IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING STATEMENTS REGARDING OUR EXPECTATIONS, HOPES, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS INCLUDE OUR PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AND TRENDS AFFECTING OUR BUSINESS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE DATE OF THIS PROSPECTUS, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (I) A DECLINE IN GENERAL ECONOMIC CONDITIONS OR A LOSS OF MAJOR CUSTOMERS, (II) THE UNAVAILABILITY OR MATERIAL INCREASE IN THE PRICE OF TELECOMMUNICATIONS SERVICES AND FACILITIES, (III) AN ADVERSE JUDGEMENT IN PENDING OR FUTURE LITIGATION, (IV) TECHNOLOGICAL DEVELOPMENTS AND INCREASED COMPETITIVE PRESSURE FROM CURRENT COMPETITORS AND FUTURE MARKET ENTRANTS AND (V) THE FAILURE ON OUR PART OR ON THE PART OF OTHERS WHO IMPACT THE SERVICES WE PROVIDE TO BE YEAR 2000 COMPLIANT. SEE "RISK FACTORS." WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY FUTURE REVISIONS WE MAY MAKE TO FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                   OUR BUSINESS

         We provide a broad range of Internet, programming, applications development and computer networking services primarily to businesses and organizations. These services are designed to permit clients to outsource a variety of business needs such as computer networking, programming, maintenance, Internet connectivity and technical support. We believe that by combining computer network consulting and Internet related services we are positioned to capitalize on increasing demand by businesses and organizations for comprehensive, cost-effective information technology solutions.

SERVICES

         Our services include:

o    High speed Internet connectivity for both businesses and consumers
o Customized Web-site design, programming and applications development, including e-commerce solutions and Intranet applications.
o    Commercial Web-site hosting and management.
o    Information Technology (IT) consulting and project management.
o Systems integration services, including, network consultation, design, installation, management and support, cabling and wiring, and hardware and software procurement.

o Training, including Microsoft Certified Technical Education Center - Partner Level.

     Our solutions and services are primarily used by our clients to:

o Create and implement Internet business strategies using Web-sites accessed via the Internet and/or software applications accessed via Intranets and private networks.
o Develop high speed communication links to the Internet and private networks.
o    Design and implement computer network solutions for offices.
o Enhance employee skills through technical training or staff augmentation through our consulting services.

         We presently offer our solutions and services in New Jersey, New York, Pennsylvania, Connecticut, Massachusetts, Alabama, Kentucky, Virginia and North Carolina. We have approximately 180 employees including 32 dedicated sales and marketing personnel, 95 network engineers and programmers and 32 technical support personnel whose expertise allow us to quickly and efficiently evaluate and meet our clients' initial and ongoing business needs and preferences while keeping pace with the rapid developments within the Internet and computer networking industries.

CLIENTS

         Our commercial clients include large national and regional corporations in industries such as manufacturing, insurance, banking and healthcare, leading national and local educational institutions, as well as local businesses such as auto dealerships. Our clients presently include: Aetna/U.S. Healthcare Inc. ("Aetna"); Mobil Oil Corporation; Black & Decker Corp.; TRW, Inc.; Foster Wheeler Corporation; Unilever; New York University; The Wharton School of Business; Commerce Bank; The Archdiocese of New York (Catholic Healthcare Network); the National Aeronautics and Space Administration; Litton Industries-Airtron Division; and Sony Theaters. In addition, we have approximately 15,000 consumer internet access clients.

NETWORK INFRASTRUCTURE

         We provide our clients with high speed Internet access and web-hosting services via our telecommunications network comprised of:

o A secure Internet Network Operations Center ("NOC") located in Cedar Knolls, New Jersey, with dedicated Sun Microsystem servers, multiple high-speed fiber optic connections to the Internet, an uninterruptable power supply and environmental controls. We maintain high-bandwidth paths to the Internet with UUNet Worldcom, Winstar, Sprint, ICI/Digex, CRL, Cox and Cable & Wireless.

o 104 physical and virtual Points of Presence ("POPs") serving New Jersey, New York, Pennsylvania, North Carolina, Virginia and Alabama connected to the NOC via multiple leased high-speed T-1 data lines, from which access to the Internet is gained through a local phone call.

o    24-hours-a-day, seven-days-a-week network monitoring and technical support.

o On-site customer support, sales and marketing, and administration of Internet and network software and hardware, including servers and routers.

MARKET OPPORTUNITY

         Our sales and marketing efforts are primarily focused on our ability to provide clients with a single source for comprehensive, turnkey Internet and computer networking solutions and services. With our breadth of services - from Internet access, Web-site programming and hosting to systems integration and consulting - IBS differentiates itself from national, regional and local Internet service providers, which typically focus on one single product such as Internet access and do not offer single source, turn key Internet and computer networking solutions. Alternatively, many national, regional and local systems integration and consulting firms do not provide and support value-added services such as Web-site programming, hosting services and high speed Internet access. Thus, we believe that we are well positioned to take advantage of the significant market opportunities that exist in providing comprehensive one-stop, turn key Internet and computer networking solutions and services to our target markets to compete with both larger and smaller competitors.

GROWTH STRATEGY

         Our objective is to become a leading national provider of one-stop, comprehensive Internet business solutions and services to businesses and organizations. To achieve this objective, we intend to:

o CONTINUE TO INVEST IN AND EXPAND OUR NETWORK INFRASTRUCTURE. We intend to expand the geographical reach of our Internet access network by establishing additional virtual and physical POPs throughout the Northeast and Southeast United States. Increasing the geographical reach of our POP network will allow additional clients in these areas to access the Internet through our network via a local telephone call. In addition, we will continue to upgrade the servers and routers used in our network so as to continually offer state of the art Internet connectivity and Web-site hosting.

o CONTINUE TO EXPAND OUR MARKETING, PROMOTIONAL AND ADVERTISING ACTIVITIES IN BOTH EXISTING AND TARGETED MARKETS BY INCREASING SALES WITHIN THE CURRENT CLIENT BASE AND TO GROW BY ADDING NEW CUSTOMERS. We recently hired a director of marketing to develop and oversee the implementation of promotional, advertising and marketing activities in existing and targeted markets to increase awareness of us and our comprehensive, turn key Internet and computer networking solutions and services.

o CONTINUE TO EXPAND THE SOLUTIONS AND SERVICES WE OFFER. We believe that it is critical to our future success that we continue to offer our present and future clients cost-effective and technologically advanced Internet and computer networking solutions and services. For instance, through our partnership with Covad Communications Company, we recently started to provide our clients with digital subscriber line ("DSL") Internet access, which allows Internet access over regular phone lines at substantially greater speeds than ISDN lines or 56 kbps modem access. Likewise, using our in-house programming expertise, we developed our proprietary Industrial Park(TM)series of Web-site development templates, which templates allow us to develop, and host for one year, customized Web-sites for clients at attractive prices. We also continue to work on other proprietary solutions.

o ACQUIRE COMPLIMENTARY BUSINESSES. To date, we have made over 15 acquisitions of businesses that we believe have enhanced and expanded our ability to provide comprehensive solutions and services to clients and/or enhance our market presence. We expect that we will continue to acquire companies in both our present and targeted markets that we believe will increase our market share, add additional service offerings or help us to establish a strong market presence.

HISTORY

         IBS was originally incorporated in February 1995 in Delaware as Internet Broadcasting System, Inc. On May 10, 1998, we changed our name to IBS Interactive, Inc. Our principal executive offices are located at 2 Ridgedale Avenue, Cedar Knolls, New Jersey 07927, and our telephone number is (973) 285-2600. IBS' Web-site address is www.interactive.net.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING IBS. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

         IN ADDITION, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION INCORPORATED BY REFERENCE, AND INFORMATION THAT WE FILE WITH THE SEC FROM TIME TO TIME. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THIS DATE, BUT THE INFORMATION MAY CHANGE AFTER THE DATE ON THIS PROSPECTUS.

    IBS BEGAN OPERATIONS IN 1995, SO YOUR BASIS FOR EVALUATING US IS LIMITED.

         We have only been in operation since 1995 and many of our services have only been offered since 1997 or later. In addition, we have only been a publicly reporting company since May 1998. Accordingly, we have a limited operating history on which you may evaluate us. You should consider the risks and difficulties frequently encountered by early stage companies in new, rapidly evolving and technology-dependent markets. If we fail to adequately address these risks, our business will be materially and adversely affected.

HISTORY OF OPERATING LOSSES AND EXPECTATION OF LOSSES TO CONTINUE, AT LEAST FOR THE NEAR FUTURE. IBS MAY NOT HAVE SUFFICIENT CASH FLOW FOR OUR BUSINESS.

         We have experienced significant losses since we began operations. We expect to continue to incur significant losses for the foreseeable future. We incurred net losses of approximately $794,000 for the year ended December 31, 1997 and $479,000 for the year ended December 31, 1998. The unaudited loss for the quarter ended March 31, 1999 was approximately $163,000. As of March 31, 1999, IBS's unaudited accumulated deficit was approximately $1,757,000. We expect our expenses to increase as we seek to grow our business and as our business expands. We cannot assure you that our revenues will increase as a result of our increased spending. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations, we may not become profitable. Even if we become profitable, we may be unable to sustain our profitability. We believe that operating cash flow generated through existing customers and business activities, current cash and cash equivalents, funds available from a $1.5 million line of credit, and available credit through equipment vendor arrangements are sufficient to fund operating cash flow needs, capital expenditures (principally network improvements) and acquisitions. However, we may not generate sufficient cash flow from operations or be able to raise capital in sufficient amounts to enable us to continue to operate our business. An inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets. If we are unable to generate sufficient cash flow from operations or raise capital in sufficient amounts, our business will be materially and adversely affected.

OUR DEPENDENCE ON AETNA; NON-RECURRING REVENUES.

         For the year ended December 31, 1998, our largest client, Aetna (who engaged us in October 1997) accounted for approximately 30% of our revenues. In December 1998, we entered into a three-year agreement with Aetna to continue to provide services. Revenues derived from our consulting contracts are generally non-recurring in nature. For the quarter ended March 31, 1999, Aetna accounted for 19% of our revenues. Non-renewal or termination of our contract with Aetna would have a material adverse effect on us. There can be no assurance that we will obtain additional contracts for projects similar in scope to those previously obtained from Aetna or any other client, that we will be able to retain existing clients or attract new clients or that we will not remain largely dependent on a limited client base, which may continue to account for a substantial portion of our revenues. In addition, we generally will be subject to delays in client funding; lengthy client review processes for awarding contracts; nonrenewal; delay, termination, reduction or modification of contracts in the event of changes in client policies or as a result of budgetary constraints; and increased or unexpected costs resulting in losses in the event of "fixed-price" contracts.

          Our revenues are difficult to forecast. We plan to significantly increase our operating expenses to expand and upgrade our network, increase the number of our technical, sales and marketing personnel and support our products and services. We may not be able to adjust our spending quickly enough to offset any unexpected revenue shortfall. In addition, at any given point in time, we may have significant unsecured accounts receivable balances with customers which expose us to credit risks if such customers are unable to settle such obligations. If we have an unexpected shortfall in revenues in relation to our expenses or significant bad debt experience, then our business will be materially and adversely affected.

EMERGING AND EVOLVING MARKETS.

         The markets for our services are relatively new and evolving, and therefore the ultimate level of demand for our services is subject to a high degree of uncertainty. Any significant decline in demand for our systems integration and consulting, programming and applications development or Internet services could materially adversely effect our business and prospects.

UNCERTAINTY OF MARKET ACCEPTANCE.

         Our success is dependent on our ability to continually attract and retain new clients to replace clients who have not renewed their contracts. Achieving significant market acceptance will require substantial efforts and expenditures on our part to create awareness of our services.

LIMITED MARKETING, SERVICE AND SUPPORT CAPABILITIES.

         To effectively market and sell our services, we will need to expand our client service and support capabilities to satisfy increasingly sophisticated client requirements. We currently have limited marketing experience and limited marketing, service, client support and other resources, which may not be adequate to meet the needs of clients.

WE HAVE MANY COMPETITORS AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST
THEM.

          Competition for the Internet products and services that we provide is intense, and we expect that competition will continue to intensify. We may not have the financial resources, technical expertise, sales and marketing or support capabilities to successfully meet this competition. If we are unable to compete successfully against such competitors, our business will be adversely affected. We compete against numerous large companies that have substantially greater market presence and financial, technical, marketing, capital and other resources than we have.

         Our competitors include international, national, regional and commercial Internet service providers, established on-line service providers, cable operators, regional Bell operating companies and national long-distance carriers such as:

o Performance Systems International, Inc., Earthlink, Mindspring, UUNet WorldCom, America Online, Inc., Bell Atlantic Corp., Bell South Corp., AT&T Corp., MCI WorldCom and Sprint Corp.

         Our competitors also include national, regional and local information technology consulting and service providers, software development firms and major accounting firms such as:

o Andersen Consulting, Cambridge Technology Partners, Electronic Data Systems Corporation, American Management Systems, IBM, Microsoft Corp. and Deloitte & Touche.

         In addition, we also encounter competition from numerous other businesses that provide one or more similar goods or services, including numerous resellers of Internet-related hardware and software and Web-site development companies.

         Many of our competitors, as well as a number of potential new competitors, have:

o    Longer operating histories.

o    Greater name recognition.

o    Larger customer bases.

o    Larger networks.

o    More and larger facilities.

o Significantly greater financial, technical, marketing, capital and other resources.

         Our competitors may respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our competitors may also devote greater resources than we can to the development, promotion and sale of their products and services. They may develop Internet products and services that are superior to or have greater market acceptance than ours. Competitors may also engage in more extensive research and development, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to our existing and potential employees and strategic partners. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties.

         New competitors, including large computer hardware, software, media and other technology and telecommunications companies, may enter our markets and rapidly acquire significant market share. As a result of increased competition and vertical and horizontal integration in the industry, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products and services. For example, telecommunications companies may be able to provide customers with reduced communications costs in connection with their Internet access services, significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions with an increase in the number of customers, higher revenue from value-added services, cost reductions or otherwise. In addition, Internet access service businesses are likely to encounter consolidation in the near future, which could result in decreased pricing and other competition.

OUR SUCCESS DEPENDS ON KEEPING UP WITH RAPID TECHNOLOGICAL CHANGES.

         The market for Internet products and services has only recently begun to develop and is rapidly evolving. Significant technological changes could render our existing products and services obsolete. To be successful, we must adapt to this rapidly changing market by continually improving the responsiveness, functionality and features of our products and services to meet customers' needs. If we are unable to respond to technological advances and conform to emerging industry standards in a cost-effective and timely basis, our business will be materially and adversely affected.

OUR OPERATIONS DEPEND ON THE CAPABILITIES OF OUR NETWORK.

          Our success depends in large part upon the performance of our network and our ability to expand our network as our customer base gets larger and the needs of our customers for Internet access, Web-site hosting and Web-site programming services become more demanding. If we are unsuccessful in providing a network with the necessary capabilities, our business will be materially and adversely affected. Our existing network relies entirely on third-party data communications and telecommunications providers. These include Internet service providers, such as UUNet Worldcom, Sprint, Winstar, ICI/Digex, CRL, Cox and Cable & Wireless, and long-distance and local carriers, such as Bell Atlantic, Bell South, MCI WorldCom, Sprint, Hyperion, ICI/Digex and KMC, to provide leased telecommunication lines on a cost-effective and continuous basis. These carriers are subject to price constraints, including tariff controls, that in the future may be relaxed or lifted. This could have a material and adverse effect on the costs of maintaining our network. In accordance with industry custom, we do not maintain agreements with these suppliers. Accordingly, we cannot assure you that these suppliers will continue to provide services to us or that we can replace them on comparable terms.

         Other risks and difficulties that we may encounter in connection with expanding our network include our ability to adapt our network infrastructure to changing customer requirements and changing industry standards.

BECAUSE WE ARE DEPENDENT ON COMPUTER SYSTEMS, A SYSTEMS FAILURE WOULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS.

         Our business depends predominantly on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain most of our computer systems in our facility in New Jersey. While we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We also lease telecommunications lines from local and regional carriers, whose service may be interrupted. Any damage or failure that interrupts or delays our network operations could materially and adversely affect our business.

IF OUR SECURITY MEASURES ARE INADEQUATE, OUR BUSINESS WILL BE ADVERSELY
AFFECTED.

         We have taken measures to protect the integrity of our infrastructure and the privacy of confidential information. Nonetheless, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability.

         The security services that we offer in connection with customers' use of the networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems may result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

WE ARE DEPENDENT ON HARDWARE AND SOFTWARE SUPPLIERS TO PROVIDE US WITH THE PRODUCTS AND SERVICES NEEDED TO SERVE OUR CUSTOMERS.

         We rely on outside vendors to supply us with computer hardware, software and networking equipment. These products are available from only a few sources. We primarily buy these products from Hewlett Packard, Sun Microsystems, Ascend, Cisco and Adtran. We cannot assure you that we will be able to obtain the products and services that are needed on a timely basis and at affordable prices.

         We have in the past experienced delays in receiving shipments of equipment purchased for resale. We may not be able to obtain computer equipment on the scale, at the times required by us or at an affordable price. Our suppliers may enter into exclusive arrangements with our competitors or stop selling their products or services to us at commercially reasonable prices. If our sole or limited source suppliers do not provide us with products or services, our business may be materially and adversely affected.

WE MAY HAVE DIFFICULTY ESTABLISHING AND MANAGING OUR EXPANDING OPERATIONS.

         A key element of our business strategy is the expansion of our facilities and our network, which has required a great deal of management time and the expenditure of large amounts of money. Our success will depend on our ability to complete, integrate, operate and further expand and upgrade our network and facilities. Any delay in the expansion or upgrading of our network would materially and adversely affect our business plans. In addition, if we do not institute adequate financial and managerial controls and reporting systems and procedures to operate from multiple facilities in geographically dispersed locations, our operations will be materially and adversely affected.

WE MAY NOT BE ABLE TO IDENTIFY SUITABLE ACQUISITION CANDIDATES.

          A key element of our expansion strategy is to grow through acquisitions. If we do identify suitable candidates, we may not be able to make investments or acquisitions on commercially acceptable terms. Acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures. We may not be able to successfully integrate the services, products and personnel of any acquired business into our operations. We may not be able to retain key employees of the acquired companies or maintain good relations with their customers or suppliers. We may be required to incur additional debt, and may be required to issue equity securities, which may be dilutive to existing stockholders, to fund acquisitions.

WE MAY MAKE INVESTMENTS OR ACQUISITIONS THAT ARE NOT SUCCESSFUL.

         We may acquire complementary businesses, products, services or technologies, but we have very limited experience in these activities. If we seek to make investments or acquisitions, it will be subject to the following risks:

o The difficulty of assimilating the operations and personnel of acquired companies

o    The potential disruption of our business.

o The inability of our management to maximize our financial and strategic position by the incorporation of an acquired technology or business into our service offerings.

o The difficulty of maintaining uniform standards, controls, procedures and policies.

o The potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management.

         We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash could be used to consummate the acquisitions. If we were to consummate one or more acquisitions in which the consideration consisted of stock, our stockholders could suffer significant dilution of their interest in us. In addition, we could incur or assume significant amounts of indebtedness in connection with acquisitions. Acquisitions required to be accounted for under the purchase method could result in significant goodwill and/or amortization charges. In addition, an inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets.

WE MAY NOT BE ABLE TO RETAIN THE KEY PERSONNEL WE NEED TO SUCCEED.

         Our growth is placing a significant strain on our management systems and resources. If we cannot successfully manage our expansion, our business will suffer. As we continue to increase the scope of our operations, our workforce has grown significantly. As of May 13, 1999, IBS had approximately 180 full-time employees in comparison to approximately 40 full-time employees as of May 13, 1998. Despite this growth, we will still need to attract, train and retain more employees for management, engineering, programming, sales and marketing, and customer support technician positions. Competition for qualified employees, particularly engineers, programmers and technicians, is intense. Consequently, we may not be successful in attracting, training and retaining the people we needs to continue to offer its solutions and services to present and future clients in a cost effective manner or at all.

POSSIBLE NEED FOR FUTURE FINANCINGS COULD HAVE A DILUTIVE EFFECT ON OUR STOCKHOLDERS.

         Our future capital uses and requirements will depend on numerous factors, including:

o    The extent to which our solutions and services gain market acceptance.

o    The level of revenues from our present and future solutions and services.

o    The expansion of operations.

o The costs and timing of product and service developments and sales and marketing activities.

o    Costs related to acquisitions of technology or businesses.

o    Competitive developments.

         In order to continue to expand and upgrade our network, increase sales and marketing efforts, continue to expand and enhance the solutions and services we are able to offer to present and future clients and fund potential acquisitions, we will require additional capital that may not be available on terms acceptable to us, or at all. In addition, if unforeseen difficulties arise in the course of these or other aspects of our business, we may be required to spend greater-than-anticipated funds. As a consequence, we will be required to raise additional capital through public or private equity or debt financings, collaborative relationships, bank facilities or other arrangements. There can be no assurances that such additional capital will be available on terms acceptable to us, or at all. Any additional equity financing is expected to be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. We have financed our operations to date primarily through private sales of equity securities, proceeds from our initial public offering in May 1998 and loan facilities.

         There can be no assurance that additional funding will be available for us to finance our ongoing operations when needed or that adequate funds for our operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed, if at all, or on terms acceptable to us. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our expansion programs, to limit the marketing of our products, or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves. This would have a material adverse effect on our business.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

         Our revenues and operating results vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In that event, the market price of our common stock may fall.

         Factors that could cause quarterly results to fluctuate include:

o    Customer demand for products and services.

o    The timing of the expansion of operations.

o Seasonality in revenues, principally during the summer and year-end holidays.

o    The mix of products and services revenues from our operating divisions.

o    Changes in the growth rate of Internet usage.

o    Changes in pricing by us or competitors.

o    The introduction of new products or services by us or competitors.

o    Costs related to acquisitions of technology or businesses.

CHANGES IN GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

         There is an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. The government may also seek to regulate some segments of our activities as basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

LIMITED INTELLECTUAL PROPERTY PROTECTION.

         We rely on a combination of copyright and trademark laws, trade secrets laws and license and nondisclosure agreements to protect our proprietary information, particularly the computer software applications that we have developed. We currently have no registered copyrights or patents or patent applications pending. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. The majority of our current contracts with our clients contain provisions granting to the client intellectual property rights to certain of our work product, including the customized programming that we create for such client. We anticipate that contracts with future clients will contain similar provisions. Other existing agreements to which we are a party are, and future agreements may be, silent as to the ownership of such rights. To the extent that the ownership of such intellectual property rights is expressly granted to a client or is ambiguous, our ability to reuse or resell such rights will or may be limited.

         Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship with us. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. There can be no assurance that such agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

POTENTIAL LIABILITY TO CLIENTS.

         Our services involve development, implementation and maintenance of computer systems and computer software that are critical to the operations of the clients' businesses. Our failure or inability to meet a client's expectations in the performance of our services could harm our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for such failure or inability. In addition, in the course of performing services, our personnel often gain access to technologies and content that include confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. We attempt to limit contractually our damages arising from negligent acts, errors, mistakes or omissions in rendering services and, although the we maintain general liability insurance coverage in the amount of $1,000,000, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims. The successful assertion of one or more large claims against us that are uninsured, exceed available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, would adversely affect us.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

         The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This situation could result in a system failure or miscalculations causing disruptions of operations, including an inability to process transactions or engage in normal business activities.

         We have evaluated our computer software and hardware systems, and, based on currently available information, believe that we will not have to replace or modify any of our hardware but have and will have to modify our software so that our systems will function properly with respect to dates in the year 2000 and thereafter. It is believed that the greatest risk to us will be from outside firms that we rely on for our operations as well as the legacy computer systems of our clients. The failure by outside firms and/or clients' failure to address Year 2000 issues could interfere with our ability to provide our services, and therefore impact future revenues. As of June 1, 1999, we have contingency plans in place to remedy these types of problems. Estimated costs associated with such plans are not expected to exceed $100,000, which are likely to be funded through the use of available internal employees and resources. At this time, we believe that the most likely "worst case" scenario involves potential disruptions in areas in which our operations must rely on outside firms or clients whose systems may not function properly after January 1, 2000. While such failures could affect important operations, either indirectly or directly, in a significant manner, we cannot at present estimate either the likelihood or the potential cost of such failures.

         We cannot assure you that governmental agencies, utility companies, telecommunication companies, other Internet service providers, third party service providers, hardware and software manufacturers and others outside our control will be Year 2000 compliant.

WE MAY BE LIABLE FOR THE MATERIAL CUSTOMERS DISTRIBUTE OVER THE INTERNET.

          The law relating to the liability of online service providers, private network operators and Internet service providers for information carried on or disseminated through their networks is currently unsettled. We may become subject to legal claims relating to the content in the Web-sites we host or in email messages that we transmit. For example, lawsuits may be brought against us claiming that material inappropriate for viewing by young children can be accessed from the Web-sites we host. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. If we have to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our business may be materially and adversely affected.

FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD HAVE ADVERSE EFFECTS.

         The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of common stock in the market after this offering, or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

          Our stockholders have approved our 1999 Stock Option Plan and the authorization of 350,000 shares of common stock to be used for the grant of stock options to be issued under the 1999 Plan. These 350,000 shares are in addition to the approximately 330,000 potential shares issuable upon the exercise of outstanding options. If the holders of these options were to exercise their rights and sell the shares issued to them, it could have an adverse effect on the market price of our common stock.

         IBS has also granted 32,500 shares of restricted stock to one of its officers. Of these shares, 5,000 vested in 1999 and, of the remaining 27,500 shares, 9,167 shares will vest in each of 2000 and 2001 and 9,166 shares will vest in 2002. None of these shares have yet been issued. In addition, IBS has reserved up to approximately 263,029 shares for issuance in connection with certain acquisitions. None of these shares have yet been issued. If and when these shares are issued by IBS and sold by the various holders, it could have an adverse effect on the market price of our common stock.

OUR COMMON STOCK MAY BE SUBJECT TO GREAT PRICE VOLATILITY.

         The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the offering price.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR STOCK.

         We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business. Our credit agreement requires the approval of our bank to declare or pay cash dividends.

ANTI-TAKEOVER PROVISIONS.

         Provisions of our Restated Certificate of Incorporation, our Amended and Restated By-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to its stockholders.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by Section 145 of the Delaware General Corporation Law, our Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware law no director shall be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) arising from payment of dividends or approval of a stock purchase in violation of Section 174 of the Delaware General Corporation Law, (2) for any breach of their duty of loyalty to IBS or IBS' stockholders, (3) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (4) for any action from which the director derived an improper personal benefit. While the Certificate provides protection from awards for monetary damages for breaches of the duty of care, it does not eliminate a director's duty of care. Accordingly, the Certificate will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care. The provisions of the Certificate described above apply to officers of IBS only if they are directors of IBS and are acting in their capacity as directors, and does not apply to officers of IBS who are not directors.

         In addition, IBS' By-Laws provide that IBS will indemnify its officers and directors, employees and agents, to the fullest extent permitted by Delaware law. Under Delaware law, directors and officers, as well as employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of IBS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in the offering. Of the shares being offered hereunder, an aggregate of 57,139 shares were issued upon the exercise of warrants for which we received an aggregate of $330,504. In addition, we will receive an aggregate of $1,011,404 if all of the warrants into which the remaining 145,301 shares being offered hereunder are exercised prior to the sales of any of those shares.

                              SELLING STOCKHOLDERS

         The following table sets forth, to our knowledge, certain information relating to the IBS common stock beneficially owned by each of the selling stockholders. Other than EBI Securities Corporation, which performs mergers and acquisitions consulting services for us, Whale Securities Co., L.P., the underwriter of IBS' initial public offering of Common Stock, and Barrett Wissman, a director of IBS since May 1998, none of the selling stockholders has had a material relationship with IBS within the past three years other than as a result of the ownership of the shares or other securities of IBS. The shares included in this prospectus may be offered from time to time by the selling stockholders named below. Each of the selling stockholders has acquired or will acquire the shares to be sold by that person upon the exercise of warrants to purchase those shares.

                                                 Number of Shares                         Number of Shares     Percent of
                                                Beneficially Owned    Number of Shares      Beneficially       Outstanding
                                                   Prior to            Registered for     Owned After the      Shares After
         Name of Selling Shareholder            the Offering (1)         Sale Hereby         Offering(2)         Offering
         ---------------------------            ------------------    ----------------    ----------------     ------------
Elliott Broidy................................        131,322              12,219             119,103               3.1%
Anthony J. DiValerio, Jr......................         13,439               3,054              10,385                  *
Gussie Sanzillo as Trustee of the                                                                                      *
     Francis J. Sanzillo Trust................         14,050               3,054              10,996                  *
Jeffrey Fuhrman...............................          4,074               3,054               1,020                  *
Frank R. Altieri, Sr..........................         17,000               6,110              10,890                  *
Jeffrey Samsen................................         10,690               4,581               6,109                  *
Steven R. Loglisci............................         52,121               4,581              47,540               1.2%
Barrett Wissman...............................         32,219              12,219              20,000                  *
EBI Securities Corporation....................         25,000              25,000                  --                 --
The J. B. Sutton Group, LLC...................         25,000              25,000                  --                 --
Whale Securities Co., LP(3)...................        103,568             103,568                  --                 --

 * Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of June 23, 1999 and assumes that there is outstanding an aggregate of 3,929,898 shares of common stock (not including treasury shares). No options have been issued to the selling stockholders named in this prospectus. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, IBS believes, based on information furnished by the selling stockholders, that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)  Assumes all shares offered hereby are sold.

(3) Includes securities held in the name of Whale Securities Co., LP ("Whale") for the account of certain equity owners, former equity owners, lenders and employees of Whale. Excludes shares of common stock held in any customer account by and any trading account of Whale.


                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the common stock in whole or in part, from time to time, on the Nasdaq SmallCap Market or otherwise at prices and on terms prevailing or otherwise at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, in block trades in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock in amounts customary for the type of transaction effected. The selling stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the selling stockholders incurred in connection with the sale of shares.

         The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell the shares registered hereunder, they will cause to be furnished to each person to whom shares included in this prospectus may be offered, and to each broker-dealer, if any, through whom shares are offered, such copies of this prospectus, as supplemented or amended, as may be required by such person.

         The selling stockholders, and any other persons who participate in the sale of the shares offered in this prospectus, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of a default, be deemed to be selling stockholders for purposes of this Prospectus.

         We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the issuance of the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, Stamford, Connecticut.

                                     EXPERTS

         The financial statements contained in our Annual Report on Form 10-KSB for the year ended December 31, 1998, and our Current Reports on Forms 8-K/A dated December 9, 1998, February 26, 1999 and June 2, 1999 (1998 financial statements only), and our Current Report on Form 8-K dated June 4, 1999 (all incorporated by reference in this Prospectus) have been audited by BDO Seidman, LLP, independent certified public accounts, to the extent and for the periods set forth in their reports, and are incorporated herein by reference.

         The 1997 financial statements of Spectrum Information Systems, Inc. (a wholly-owned subsidiary of IBS) contained in our Current Report on Form 8-K/A dated June 2, 1999 and our Current Report on Form 8-K dated June 4, 1999 (and incorporated by reference in this Prospectus) have been audited by Barfield, Murphy, Shank & Smith, P.C., independent certified public accountants, to the extent and for the period set forth in their reports, and are incorporated herein by reference.

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses payable by IBS in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable by the selling stockholders. All amounts are estimates except for the registration fee.

                                                               Amount to be
                                                                   Paid
                                                            --------------------
Registration Fee........................................               $ 1,212
Legal Fees and Expenses.................................                20,000
Accounting Fees and Expenses............................                10,000
Blue Sky Fees and Expenses..............................                 5,000
Miscellaneous...........................................                 3,788
                                                                      ========
Total...................................................              $ 40,000


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Section 145 of the Delaware General Corporation Law, IBS' Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware law no director shall be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) arising from payment of dividends or approval of a stock purchase in violation of Section 174 of the Delaware General Corporation Law, (2) for any breach of their duty of loyalty to IBS or IBS' stockholders, (3) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (4) for any action from which the director derived an improper personal benefit. While the Certificate provides protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the director's duty of care. Accordingly, the Certificate will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care. The provisions of the Certificate described above apply to officers of IBS only if they are directors of IBS and are acting in their capacity as directors, and does not apply to officers of IBS who are not directors.

         In addition, IBS' By-Laws provide that IBS will indemnify its officers and directors, employees and agents, to the fullest extent permitted by Delaware law. Under Delaware law, directors and officers, as well as employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of IBS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy expressed in the Securities Act, and is, therefore, unenforceable.

ITEM 16.  EXHIBITS.

 EXHIBIT
 NUMBER                    DESCRIPTION OF EXHIBIT

  *5.1     Opinion of Kelley Drye & Warren LLP.

  23.1     Consent of BDO Seidman, LLP.

  23.2     Consent of Barfield, Murphy, Shank & Smith, P.C.

 *23.3     Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).

 *24.1 Power of Attorney (included on signature page to this Registration Statement).

------------
*   Previously filed.

ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Knolls, State of New Jersey, on the 6th day of July 1999.

                                  IBS INTERACTIVE, INC.


                                  By:   /s/ Nicholas R. Loglisci, Jr.
                                  Name:  Nicholas R. Loglisci, Jr.
                                  Title: President, Chief Executive
                                         Officer and Chairman


         In accordance with the Exchange Act, this amendment to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 6th day of July, 1999.

         SIGNATURE                                  TITLE(S)

/s/ Nicholas R. Loglisci, Jr.    President, Chief Executive Officer and Director
--------------------------       (Principal Executive Officer)
Nicholas R. Loglisci, Jr.

       *                         Chief Technical Officer and Director
--------------------------
Clark D. Frederick

       *.                        Chief Information Officer and Director
--------------------------
Frank R. Altieri, Jr.

       *                         Chief Financial Officer (Principal Financial
--------------------------       and Accounting Officer)
Howard Johnson

       *                         Director
--------------------------
Susan Holloway Torricelli

       *                         Director
--------------------------
Barrett N. Wissman

       *                         Director
--------------------------
David Faeder

       *                         Director
--------------------------
Patricia Duff


 * /s/ Nicholas R. Loglisci, Jr.
   ----------------------------
       Attorney-in-Fact

                                 EXHIBIT INDEX


 NUMBER                         DESCRIPTION OF EXHIBIT
 ------                         ----------------------

  5.1   Opinion of Kelley Drye & Warren LLP.
 23.1   Consent of BDO Seidman, LLP.
 23.2   Consent of Barfield, Murphy, Shank & Smith, P.C.
 23.3   Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).

---------------